Filing under Rule 425 under

the Securities Act of 1933

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Filing by: CSR plc

Subject Company: CSR plc

SEC File No. of CSR plc: 132-00001

The following is the script of CSR plc ("CSR") in connection with CSR's fourth quarter and 2008 annual results presentation.

CSR Financial Results

Video Script

CSR: 10th February 2009

Joep van Beurden

Good morning

As you watch this video, Will Gardiner and I will be at the offices of UBS in the City of London reporting on CSR's fourth quarter financial results.

In this video Will and I will take you through the results and some very exciting news that I will share with you later.

But first off, let's take a look at the quarter 4 results:

We have delivered fourth quarter financial results in line with our guidance, which is quite an achievement given the very tough economic situation. Revenues were 140 million dollars, a decrease of 32% on quarter 3. With a gross margin of 43.5% this is completely consistent with expectations. We have also generated over 34 million dollars of cash, which is extremely important in today's economic climate. We have a strong balance sheet with 261.9 million dollars in cash and no debt, - a good place to be!

The other good news comes from the product development front. Our hard work, our focus on the connectivity centre, our relentless drive to deliver the key programmes we are working on, is paying off. We have announced 4 very exciting products in the last few weeks:

BC7830 Bluetooth which includes FM receive, FM transmit and GPS combination chip;

UniFi UF6000, the smallest and lowest cost embedded Wi-Fi chip in the world;

CSR9000, our answer to the BT, FM and Wi-Fi combination chip. By putting BC7 and UF6026 in a module we have a smaller and lower cost product than anybody else, and;

Synergy, where we bring the Connectivity Centre together with the Industry's first multi-radio host software suite for advanced connectivity applications on mobile device platforms.

And if that is not impressive enough, we have also made a great deal of progress with MusiCore and a whole range of ASSPs such as Motoko and Akira, have seen the light of day over the past few weeks. Great work!

And now for the news I talked about earlier.

We have a strong financial position, a comprehensive and expanding product portfolio, a world class team and a clear strategy. Can we further strengthen our position? The answer is: yes of course we can!

We have identified an exciting possibility to expand our offering within the Connectivity Centre by joining forces with a world leader in the GPS location market.

After months of detailed due diligence, an in-depth review of company cultures and strategic vision, and many long nights by the deal team, I am delighted to announce that we have agreed to combine our business with leading US-based GPS company SiRF Technology Holdings Inc.

SiRF develops world-class location-awareness solutions that are based on the Global Positioning System or "GPS". Originally created by the US military, GPS uses more than 24 satellites to provide always-on, location information free of charge to any GPS receiver, anywhere in the world.

SiRF was the first company to focus on mainstream consumer GPS and has created location awareness technology which is accurate, affordable, power efficient and small enough to be used in a broad range of consumer applications.

The technology has been integrated into a number of mobile consumer devices such as automobile navigation, portable navigation devices or "PNDs" and mobile phones. SiRF's customers and alliances include many of the leading names such as RIM, Motorola, Samsung, LG, Google, Intel and Microsoft.

SiRF started trading in 1995 and is head-quartered in California USA. At the time we were pioneering Bluetooth, SiRF was pioneering consumer GPS solutions. The company has offices around the world with the main ones in San Jose, California, Phoenix, Arizona and Shanghai. SiRF employs 518 people in total with 362 in R&D. Its 2008 revenue was 232.5 million dollars.

We have structured the deal as a so called 'all share' deal. This means that we pay for SiRF by creating and issuing new CSR shares to SiRF's shareholders, giving them the opportunity to participate in the upside of the combined entity. In addition, the enlarged CSR will benefit from our combined sizeable cash balances.

However, just because the deal has been announced does not mean that the deal is complete. Both CSR and SiRF shareholders will need to approve the deal and the regulators in the UK and US will need to give this their blessing. We expect this process will be completed by the end of June 2009.

For the next three to four months, we will continue our work with SiRF to create a detailed and comprehensive integration plan, consider how we can work together and how we can capture the synergies that can be made through combining our businesses.

Once our respective shareholders have given us permission to proceed with the merger, which we hope will be achieved by the end of June, we will then work very quickly to maximise the opportunities the two businesses can achieve.

We believe that a merger between CSR and SiRF will present a fantastic opportunity for employees, shareholders and customers of both companies. There are many reasons behind our decision to consider joining forces with SiRF. We will:

* Become a global leader in both Bluetooth and GPS;

* Benefit from significant cross-selling opportunities;

* Combine our strong IP portfolios;

* Address the market demand for the Bluetooth and GPS combo chip;

* Have immediate access to existing SiRF customer relationships; and of course,

* Strengthen our leadership position in the Connectivity Centre.

I will keep you up-to-date on the developments over the coming weeks and months. This is an exciting development for our company, but for the time being, it is very much business as usual....... and with that, I would now like to hand over to Will :

Will Gardiner

Thanks Joep, and hello everyone. I'm pleased to comment on our fourth quarter results.

As expected, revenues for the quarter were 140 million dollars, which is a 32% decrease on the previous quarter, when we achieved 205.5 million dollars. Our revenue was within the range of the guidance we gave to the market in October - an important achievement - given the enormous turmoil in the markets since then.

Our revenue performance for 2008 was in-line with analyst consensus.

As in previous quarters, we have managed to maintain our gross margins around the mid 40 percent mark. However, this quarter was slightly down, by 1% to 43.5%.

Our combined operating expenses for the quarter were 59.3 million dollars as compared to 59.4 million in the 3rd quarter.

We have good news on cash. We generated 34 million dollars in the quarter, which is testimony to our disciplined cash collection and strong inventory management. All the way up and down the supply chain companies have been struggling to keep their inventories down and it's great that we have been able to do that. Similarly, we have been vigilant in ensuring that we collect cash from our customers.

Last year as part of the annual budgeting process, we asked you to reduce costs by 20 million dollars and I want to thank you all for your contribution in this area. With less demand for our products, there is a need to be more creative with the money we do have.

I always think it is a good idea to think of CSR money as your own and this should be a consideration on a daily basis.

One example of this is travel. In April, we are planning on introducing a new travel policy and website, which will result in even greater cost savings. Late February, IS will commence the roll-out of the Tandberg video conferencing solution to a number of CSR offices. Combining video conferencing with changes to the CSR travel policy, initial estimates suggest that we may save around 20% in travel costs without compromising on the quality - not to mention allowing everyone to spend a few more days in their own offices and nights in their own homes!

In the current economic climate, we are fully committed to ensuring that CSR is in a good position to weather the storm in 2009 and beyond. I have spent a great deal of time with our investors and they have every confidence in CSR. They believe in us to steer the company out of the storm and into calmer waters. With the commitment and sheer determination I have seen from our people globally, I am confident of our future and the opportunities before us.

I think that is enough from me for now. For a detailed look at the results, I would suggest that you take a look at the homepage of the CSR intranet or the investor area of www.csr.com

Thank you for listening. Joep, back to you.

Joep van Beurden

Thank you Will. Having told you about SiRF earlier on, I would now like to focus on other matters.

Without wishing to talk too much about the negative factors in the wider economy, we all know that the economic climate will not improve in 2009 and possibly longer. Our customers are shipping less products and the global economy is in trouble.

It is important that we focus on the things that we can influence. It is out of our power to do much about the global economy, but one thing is for certain, we can continue to work hard and produce the best wireless products in the world.

This month, we will be attending the Mobile World Congress in Barcelona. CSR is demonstrating all technologies that form the Connectivity Centre. These demonstrations will include the industry's most advanced Bluetooth and Wi-Fi coexistence schemes based on dynamic packet traffic analysis, as well as GPS and FM.

We will compare our technologies side by side to those of our competitors, showing the clear demonstrable advantages that our solutions bring .. There will also be a sneak preview of technologies under development, including new use cases created by Near Field Communications (NFC) and Ultra Wideband (UWB)

Let me also highlight the CSR Annual Bonus Plan, which you may have read about in the January edition of Rhythm. I am very excited about this plan as it represents a genuine improvement in bonus potential for CSR employees at all levels and sends a strong message about where we need to focus our energy.

The bonus measures of profit and cash flow are clear indicators of performance, which each of us is able to influence through management of our costs and assessment of our spending. We have set achievable targets and will provide updates through the year to track our progress and I hope that in the end we are all able to share in the success of a strong 2009.

We have also developed a new Sales Incentive Plan, which will bring together all salespeople and our field application engineers. This plan is strongly linked to delivering revenues for CSR, but also maintains a balance by rewarding the design wins that will drive our revenue in the future. Charlie Lesko, working closely with the SBUs, is setting stretching targets for his team to make sure we focus our sales efforts where they will make the biggest impact.

On the 1st April 2009, I look forward to joining you at the CSR Company Update to celebrate ten years of CSR. We've certainly come a long way, since CSR was spun out of Cambridge Consultants to develop and supply Bluetooth chips. At the Company Update you will have the opportunity to meet the thirty-four people who were employed by CSR in its first year and who are still with us. Please join in the celebrations which are being planned globally.

Finally, let's get back to the merger announcement we made today. I am extremely positive, about the opportunity that the proposed merger between CSR and SiRF presents all of us.

The merger is financially sound, strengthens our company, and is completely aligned with our strategy. For the coming months we will plan the integration, so that upon the closing of the deal, we can start working together from day one.

Throughout all of this, however, let's not forget that we need to stay focused on our strategy: developing, marketing, selling and supplying great connectivity products.

Thank you for listening and as always, your hard work is very much appreciated.

FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 which represent the current expectations and beliefs of management of CSR concerning the proposed merger and other future events and their potential effects on CSR, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of CSR management, are not guarantees of future results and are subject to a significant number of risks and uncertainties, and actual results may differ materially from the results anticipated in these forward looking statements. Those risks and uncertainties include, without limitation: the ability to obtain the approval of the transaction by SiRF’s stockholders and CSR’s shareholders; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; the possibility that the proposed merger does not close when expected or at all, or that the companies may be required to modify aspects of the proposed merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the ability to integrate SiRF’s businesses into those of CSR’s in a timely and cost-

efficient manner; the development of the markets for SiRF’s and CSR’s products; the combined company’s ability to develop and market a multifunction radio product containing SiRF’s GPS-based location technology and CSR’s Bluetooth technology in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short–term; factors affecting the quarterly results of CSR, SiRF and the combined company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, SiRF and the combined company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, SiRF and the combined company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in SiRF’s periodic reports filed with the SEC, including its Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and CSR’s and SiRF’s other filings with the SEC. The forward-looking statements in this communication are qualified by the risk factors set forth in those documents. Each statement speaks only as of the date of this communication (or any earlier date indicated in this communication) and CSR undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances. Investors, potential investors and others should give careful consideration to these risks and uncertainties.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the proposed merger involving CSR and SiRF. In connection with the proposed merger, CSR intends to file with the SEC a Registration Statement on Form F-4 containing a proxy statement/prospectus for the stockholders of SiRF and each of CSR and SiRF plan to file other documents with the SEC regarding the proposed merger. The definitive proxy statement/prospectus will be mailed to stockholders of SiRF. Before making any voting or investment decision, SiRF’s stockholders are urged to read the proxy statement/prospectus and other documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about the proposed merger. Investors and stockholders will be able to obtain, without charge, a copy of the proxy statement/prospectus, as well as other relevant documents containing important information about CSR and SiRF at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. SiRF’s stockholders will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents when they become available by directing a request by mail or telephone to CSR, Unit 400, Cambridge Science Park, Milton Road, Cambridge, CB4 0WH, United Kingdom, Attention: Investor Relations (Will Gardiner, Scott Richardson Brown or Brett Gladden), +44 (0) 1223 692 000 or to SiRF, 217 Devcon Drive, San Jose, CA, 95112-4211, Attention: Investor Relations, +1 (408) 392-8480.

PARTICIPANTS IN SOLICITATION

CSR and its directors and executive officers, SiRF and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from SiRF’s stockholders with respect to the proposed merger. Information about CSR’s directors and executive officers is set forth in CSR’s annual report for the fiscal year ended December 31, 2007 and available on its website at (http://www.CSR.com/home.php). None of CSR’s directors and executive officers holds any direct or indirect interests in SiRF. Information about SiRF’s directors and executive officers and their ownership of SiRF’s common stock is set forth in SiRF's annual report on Form 10-K for the fiscal year ended December 31, 2007 and SiRF's revised proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on Schedule 14A on July 3, 2008. Stockholders may obtain additional information regarding the interests of SiRF and its directors and executive officers and CSR and its directors and executive officers in the proposed merger, which may be different than those of SiRF’s stockholders generally, by reading the proxy statement/prospectus and other relevant documents regarding the proposed merger, when filed with the SEC.